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March 2, 2006

Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Attn: Max Webb
      Division of Corporation Finance

      RE: TAM S.A.
          AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM F-1
          CONFIDENTIALLY SUBMITTED ON FEBRUARY 15, 2006
          RESPONSE TO STAFF COMMENT LETTER DATED FEBRUARY 24, 2006

Dear Mr. Webb:

     Thank you for your letter dated February 24, 2006 setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the registration statement (the "Registration Statement") of TAM S.A. (the "Registrant") on Form F-1 confidentially submitted on February 15, 2006.

     Concurrent with the delivery of this letter, the Registrant has today publicly filed a revised version of the Registration Statement on EDGAR. For your convenience, we have sent three versions of the current version of Registration Statement marked against Amendment No. 3 to the Staff by courier today.

     The Registrant's responses to the Staff's comments are set forth below. For your convenience, we have re-typed in italics the Staff's comment preceding each response. References to page numbers in our responses below are references to pages in the marked version of the Registration Statement.

General

1.   We remind you of outstanding comments from our prior comment letters:

     o As indicated in prior comment 3 of our letter dated November 25, 2005, please provide us with any artwork that you intend to use.

          The Registrant hereby confirms that the artwork is as transmitted to the Staff in paper form on February 13, 2006. The artwork is also contained in the Registrant's filings of the Registration Statement on EDGAR.

     o As indicated in prior comments 4 and 73 of our letter dated November 25, 2005, please provide your exhibits, including your opinion of counsel. We may have additional comments after reviewing this additional information.
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Securities and Exchange Commission
March 2, 2006
Page 2

     The Registrant confirms that its exhibits have been included with its filings of the Registration Statement on EDGAR. For the Staff's convenience, we set out below the list of exhibits and dates on which they were filed:

     EXHIBIT NUMBER         DESCRIPTION OF EXHIBIT

     1.1                    Form of International Underwriting Agreement
                            Filed on EDGAR on March 2, 2006

     3.1                    By-laws of the Registrant (English translation)
                            Filed on EDGAR on February 17, 2006

     4.1                    Form of Deposit Agreement
                            Filed on EDGAR on March 2, 2006

     4.2                    Amended and Consolidated Stockholders Agreement
                            Filed on EDGAR on February 17, 2006

     5.1                    Form of Opinion of Machado, Meyer, Sendacz e Opice as to legality of the preferred shares
                            Filed on EDGAR on March 2, 2006

     8.1                    Form of Opinion of Machado, Meyer, Sendacz e Opice as to tax matters
                            Filed on EDGAR on March 2, 2006

     10.1 through 10.8      Material contracts (confidential treatment application cleared with the Staff
     inclusive              on March 2, 2006)
                            Filed on EDGAR on March 2, 2006

     12.1                   Computation of ratios
                            Filed on EDGAR on February 17, 2006

     21.1                   List of subsidiaries
                            Filed on EDGAR on February 17, 2006

     23.1                   Consent of PricewaterhouseCoopers Auditores Independentes
                            Filed on EDGAR on March 2, 2006

     23.2                   Consent of Machado, Meyer, Sendacz e Opice (included in Exhibits 5.1 and 8.1)
                            Filed on EDGAR on March 2, 2006

     23.3                   Consent of Clifford Chance US LLP
                            Filed on EDGAR February 22, 2006

     24.1                   Powers of Attorney (included on signature page)
                            Filed on EDGAR on March 2, 2006

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Securities and Exchange Commission
March 2, 2006
Page 3

     o As indicated in prior comment 7 of our letter dated November 25, 2005, separately state on the cover page the amount of ADSs to be offered by selling shareholders. Please provide the same information for the over-allotment portion of the offering.

          The Registrant hereby confirms that, as disclosed on page 10 of the Registration Statement, the over-allotment option will be exercised by the Registrant only. Accordingly, no ADSs will be offered by the selling shareholders pursuant to the over-allotment option.

          With respect to the Staff's request that the cover page set out the amount of ADSs to be offered by the selling shareholders, the Registrant respectfully refers the Staff to its response to prior comment 7 (as set out in our response letter of December 13, 2005). The number of ADSs (as compared to preferred shares) to be offered by the selling shareholders has not yet been determined but the Registrant expects this information to be confirmed on or about March 9, 2006, the expected date for pricing of the offering. The Registrant confirms that the Registration Statement and final version of the prospectus will be updated to include the number of ADSs to be offered by the selling shareholders when such information is confirmed.

     o As indicated in your response to prior comment 15 of our letter dated November 25, 2005, please file the consent of IATA.

          The Registrant has elected to adopt the relevant statements as its own (as suggested by the Staff in comment 15 of the letter dated November 25, 2005 as an alternative to obtaining consent). The revised disclosure is set out on pages 1 and 61.

     o As indicated in prior comment 53 of our letter dated November 25, 2005, if known, provide the date, such as the record date or date dividends are declared, that the Depositary will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions.

          The Depositary has informed the Registrant that once dividends (in Brazilian reais) are received by the Depositary and it has received any required regulatory approvals for the conversion of such amounts into U.S. dollars, the Depositary will effect such conversion on the Brazilian reais/U.S. dollar spot market. Following such conversion, the Depositary will set the per ADS dividend rate and announce it to the New York Stock Exchange, thereby setting the record date and payment date in relation thereto.

Principal and Selling  Shareholders, page 102

2. Please revise the footnotes to identify the holding company (or companies) that own TAM, Aerosystem S.A. Empreendimentos e, and Agropecuaria Nova Fronteira Ltda.

     The Registrant confirms that neither TAM - Empreendimentos e Participacoes, Aerosystem S.A. - Empreendimentos e Participacoes or Agropecuaria Nova Fronteira Ltda. are owned by holding companies and, in response to the Staff's comment, the Registrant has corrected the disclosure in footnotes 1, 2 and 3 on page 104 to reflect this.
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Securities and Exchange Commission
March 2, 2006
Page 4

3. In addition, with respect to Aerosystem S.A. Empreendimentos we re-issue prior comments #4 and #5.

     In response to the Staff's comment, the Registrant has revised the disclosure in footnote 2 on page 104 in relation to Aerosystem S.A. - Empreendimentos e Participacoes.

Note 27: TAM Fidelidade Program, page F-33

4. Refer to prior comment 4. Please revise to disclose that you accrue a liability for the expected incremental cost of travel and other awards earned by participants in your loyalty program when the requisite award levels are achieved. Second, disclose the amount of loyalty costs accrued for the periods presented.

     In response to the Staff's comment, the Registrant has revised its disclosure in footnote 27 to clarify that no liability is currently recorded for incremental cost and the amounts of incremental cost incurred in each period presented under Brazilian GAAP.

Signatures

5. As required by Instruction 1 relating to signatures of Form F-1, please provide the signature of the registrant's controller or principal accounting officer.

     The Registrant confirms that the current filing of the Registration Statement on EDGAR contains the signature of its principal accounting officer, Mr. Eduardo Matzenbacher. The Registrant has revised the signature page to reflect this.

                                      * * *

Please direct any comments or questions to the undersigned at 212.878.3250.

Sincerely yours,

/s/ Jonathan Zonis

Jonathan Zonis